Active Assets Government Securities Trust
Results of Special Shareholder Meeting

On August 1, 2006, a Special Meeting of Shareholders of the
Fund was scheduled in order to vote on the following
proposals: (i) to elect Directors; (ii) to eliminate certain fundamental investment restrictions; (iii) to modify certain fundamental investment restrictions; and (iv) to reclassify
certain fundamental policies as non-fundamental policies.
The proposals failed to achieve the quorum necessary in
order to hold the meeting, and, therefore, the meeting was
adjourned until several times, most recently to February 16,
2007 to permit further solicitation of proxies.